UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                           FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                          Commission File Number 33-49370-06

              Asset Securitization Corporation
   (Exact name of registrant as specified in its charter)

Two World Financial Center, Building B, 21st Floor, New
York, New York  10281-1198  (212) 667-9300
(Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

Asset Securitization Corporation Commercial Mortgage Pass-
Through Certificates Series 1997-D5, Class A-1A, Class A-1B,
Class A-2, Class A-3, Class A-4, Class A-5
  (Title of each class of securities covered by this Form)

                          None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)                Rule 12h-3(b)(1)(i)
     Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(ii)               Rule 12h-39b)(2)(ii)
                                        Rule 15d-6            x


  Approximate number of holders of record as of the certification or notice date: 1 of record (72 beneficial holders)

  Pursuant to the requirements of the Securities Exchange
Act of 1934 Asset Securitization Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                        AMRESCO Services, L.P., as agent
                                        and attorney-in-fact for
Date:    January 26, 1999          :    Asset Securitization Corporation




                       By:______________________________________________
                              Daniel B. Kirby, Senior Vice President




                       By:______________________________________________
                              John W. Benson, Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 in the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission these copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.